UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

Alter Postplatz 2

CH-6370 Stans, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On February 2, 2021, NLS Pharmaceutics Ltd. (the “Registrant”) filed Amended and Restated Articles of Association (the “Articles”), effective as of February 5, 2021, with the commercial registry of the Canton of Nidwalden, Switzerland, thereby increasing its share capital to 235,826.50 Swiss Francs with a total of 11,791,325 common shares issued and increasing its authorized share capital to a total of 117,551.80 Swiss Francs with a total of 5,877,590 common shares. The Registrant’s authorized share capital is the amount of share capital by which the Registrant’s board of directors may increase the Registrant’s share capital within two years without needing the approval of its shareholders.

The foregoing description of the Articles is qualified in its entirety by reference to the Articles and marked Articles filed as Exhibits 3.1 and 3.2 hereto, respectively, which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.
3.1	Amended and Restated Articles of Association.
3.2	Marked Copy of Amended and Restated Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: February 8, 2021	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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